Contacts:     Doug Robinson, Investor Relations     Bob Gordon, Public Relations
              (516) 342-2745                        (516) 342-2391
              dougr@cai.com                         bobg@cai.com


           JUSTICE DEPARTMENT REQUESTS FURTHER INFORMATION CONCERNING
             ACQUISITION OF PLATINUM TECHNOLOGY INTERNATIONAL INC.,
                   BY COMPUTER ASSOCIATES INTERNATIONAL, INC.


ISLANDIA, N.Y., AND OAKBROOK TERRACE, IL, April 16, 1999--Computer Associates International, Inc. (NYSE: CA) and Platinum technology International inc. (NASDAQ: PLAT) announced today that the Antitrust Division of the United States Department of Justice (DOJ) has requested additional information and documents in connection with the DOJ's review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the $29.25 per share tender offer by HardMetal, Inc., a wholly-owned subsidiary of Computer Associates International, Inc., for all outstanding shares of common stock of Platinum technology International inc. ("Platinum").

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 29, 1999, unless the offer is extended. Computer Associates and Platinum intend to respond to the request as promptly as possible.

Computer Associates International, Inc. (NYSE: CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 13,000 employees and had revenue of $5.1 billion in calendar year 1998.

For more information about CA, please call 516-342-5224 or email info@cai.com. CA's World Wide Web address is www.cai.com.

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